13012113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Flakstad (212) 262 - 5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie CPA's PC
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, 3rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

RegenBenzMacKenzie

CERTIFIED PUBLIC ACCOUNTANTS

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, Thomas Flakstad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 02/20/2013

MARIA C. RIOS
Notary Public - State of New York
NO. 01RI6180354
Qualified in Kings County
My Commission Expires 01/07/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXX XXXXXXXXXXXXX. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB) as of December 31, 2012 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The Company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 4, the Company and its affiliates have engaged in significant transactions with each other.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2012, and the results of its operations and its cash flows for

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 18, 2013

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current Assets	
Cash (Note 3)	$ 5,324,739
Commissions Receivable (Note 4)	278,823
Other Receivables	7,978
Prepaid Income Taxes (Note 9)	2,244
Corporate Tax Refund Receivable	190,118
Prepaid Expenses	295,687
Total Current Assets	6,099,589
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation of $1,828,150	214,455
Other Assets	
Deferred Income Tax Benefit (Note 9)	1,432,019
TOTAL ASSETS	$ 7,746,063

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 801,766
Rent Abatement	12,450
Total Current Liabilities	814,216
Stockholder's Equity	
Capital Stock (Note 8)	1
Paid-in Capital	3,999,999
Retained Earnings	2,931,847
Total Stockholder's Equity	6,931,847
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,746,063

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue	
Commission Income	$ 6,568,824
Fee Income	1,054,982
Interest Income	15,202
Foreign Exchange Loss	(47,731)
Total Revenue	7,591,277
Expenses	
Settlement Costs	2,713,017
Salaries	3,562,190
Office Rent and Utilities	360,857
Commercial Rent Tax	11,887
Payroll Taxes	164,951
Employee Benefits (Note 6)	609,978
Insurance	57,148
Research	25,754
Depreciation	148,372
Repairs and Maintenance	28,940
Office Expenses	38,314
Telephone and Communication	841,326
Machine Rental and Maintenance	49,616
Professional and Legal Fees	375,987
Travel and Entertainment	507,179
Regulatory Fees	26,424
Dues and Subscriptions	28,985
Charitable Contributions	3,120
Miscellaneous	3,675
Payroll Service Charges	2,617
Seminars	1,898
Total Expenses	9,562,235
Loss Before Income Taxes	(1,970,958)
Provision for Income Taxes (Note 9)	(13,149)
Income Tax Benefit	988,462
Net Loss for the Year Ended December 31, 2012	$ (995,645)

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2012	$ 1	$ 1,999,999	$ 3,927,492	$ 5,927,492
Capital Contribution From Parent	-	2,000,000	-	2,000,000
Net Loss	-	-	(995,645)	(995,645)
Balances, December 31, 2012	$ 1	$ 3,999,999	$ 2,931,847	$ 6,931,847

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities	
Net Loss	$ (995,645)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation	148,372
Increase in Commissions Receivable	(83,173)
Increase in Other Receivables	(6,339)
Increase in Prepaid Income Taxes	(1,533)
Increase in Corporate Tax Refund Receivable	(190,118)
Increase in Prepaid Expenses	(151,160)
Increase in Deferred Income Tax Benefit	(798,344)
Decrease in Security Deposits	3,970
Decrease in Accounts Payable and Accrued Expenses	(51,051)
Decrease in Income Taxes Payable	(77,018)
Decrease in Rent Abatement	(4,150)
Net Cash Used In Operating Activities	(2,206,189)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(3,020)
Cash Flows From Financing Activities	
Contribution of Capital from Parent	2,000,000
Net Decrease in Cash	(209,209)
Cash and Cash Equivalents January 1, 2012	5,533,948
Cash and Cash Equivalents December 31, 2012	$ 5,324,739

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$ 91,698

See accountants' audit report and accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a United States of America Corporation, was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB, a Swedish corporation.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades, if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Carnegie accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment. Deferred tax assets and liabilities represent the future tax consequence for those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Carnegie adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 9). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign currency translation:
Amounts recorded in foreign currency are translated into United States dollars as follows:
(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;
(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,
(c) Revenues and expenses, at the rate of exchange at the trade date.

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

Compensated absences:
Compensated absences for sick pay and personal time have not been accrued since they are not allowed to be carried over from year to year.

NOTE 3 - CASH

Only $250,000 of cash held at JP Morgan Chase is FDIC insured. The balance of $5,148,535 is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount that arise in the normal course of business. Accounts are generally considered past due after 30 days. Past due receivables do not accrue interest. There were no accounts over 90 days past due.

Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectibility of specific accounts. At December 31, 2012, commissions receivable were considered fully collectible by management; therefore, no allowance for doubtful accounts has been provided.

NOTE 4 - COMMISSIONS RECEIVABLE (CONTINUED)

The amount of $278,823 represents the amount due from related companies net of settlement costs as follows:

Carnegie Investment Bank AB	$	212,841
Carnegie Bank A/S		20,807
Carnegie ASA		45,175
	$	278,823

NOTE 5 - FIXED ASSETS

Furniture, equipment and leasehold improvements at cost, less accumulated depreciation. When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly. Any resulting profit of loss is reflected in income in the period incurred.

The following is a summary of the property and equipment, and the related accumulated depreciation as of December 31, 2012:

Cost

	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 1,674,125	$ -	$ 426,870	$ 1,247,255
Leasehold Improvements	792,330	3,020	-	795,350
	$ 2,466,455	$ 3,020	$ 426,870	$ 2,042,605

Accumulated Depreciation

	Beginning	Additions	Deletions	Ending
Furniture and Equipment	$ 1,382,254	$ 121,095	$ 426,870	$ 1,076,479
Leasehold Improvements	724,394	27,277	-	751,671
	$ 2,106,648	$ 148,372	$ 426,870	$ 1,828,150

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self directed by the participant.

For the year ended December 31, 2012, contributions to the plan charged to operations were $274,348 and are included in employee benefits.

Additionally, Carnegie pays for the cost of all of its employees health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2015. The lease may be cancelled by the landlord upon 6 months written notice at any time after November 1, 2010 if the building is in the process of being converted to residential use. If the landlord exercises this clause, Carnegie's rent shall be abated for the final four months of the remaining lease term. Future minimum rental commitments for this operating lease are as follows:

2013	$	288,867
2014		294,644
2015		300,536
Total Minimum Future Rentals	$	884,047

NOTE 8 - CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2012, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

During 2012, the parent company contributed additional capital of $2,000,000.

NOTE 9 - INCOME TAXES

For calendar year 2012 Carnegie charged $13,149 in taxes against income as follows:

Federal	$	-
State		10,758
Local		8,786
Adjustment For Prior Years Taxes		(6,395)
	$	13,149

The major components of income tax expense for the year ended December 31, 2012 are as follows:

Current Income Tax Expense	$	19,544
Adjustments in Respect of Income Tax of Previous Years		(6,395)
Income Tax Expense Reported on Financial Statements	$	13,149

Deferred income tax at December 31, 2012 relates to the following:

Accelerated Depreciation for Books Purpose	$	168,904
Rent Expense Abatement		5,606
Federal State/Local Net Operating Losses		1,257,509
Deferred Income Tax Reported on Financial Statements	$	1,432,019

NOTE 9 - INCOME TAXES (CONTINUED)

The following temporary differences gave rise to the deferred tax: reduction to rent expense attributable to rent abatement is not taxable since it was not received; and, the excess of book depreciation over tax depreciation.

Prepaid income tax represents an overpayment of local income tax that will be applied to the 2013 tax liability. The overpayment is attributable to estimated taxes being paid on projected taxable income which was greater than the actual income.

Corporate tax refund receivable in the amount of $190,118 represents the Federal refund which Carnegie will receive once $559,172 of the 2012 Net Operating Loss is carried back and applied against calendar year 2011 taxable income.

The Company incurred Net Operating Losses in years 2009 and 2010, the Net Operating Losses were carried back and applied against calendar years 2007 and 2008 federal income only. New York State and City only allow a carryback of $10,000 and the balance may be carried forward for 20 years. Following are the New York State and City Net Operating Losses and the year they expire:

	Amount	Year of Loss	Expiration
Federal	$ 1,836,505	2012	2032
New York State	1,576,387	2009	2029
	2,242,843	2010	2030
	1,837,985	2012	2032
New York City	1,566,508	2009	2029
	2,234,239	2010	2030
	1,829,374	2012	2032

The federal, state and local income tax returns of the Company for 2009 through 2012 are subject to examination by the taxing authorities for three years after they were filed.

NOTE 10 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income	Trading Income (Loss)	Currency Gain (Loss)	Settlement Fees Paid
Carnegie Investment Bank AB	$ 3,665,821	$ (138,475)	$ 39,456	$ 1,503,403
Carnegie Bank A/S	1,201,190	(4,980)	4,544	460,270
Carnegie Investment Bank AB Finland Branch	436,062	(2,813)	1,666	173,133
Carnegie ASA	1,421,042	(9,023)	2,065	544,104

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price to sell an asset or transfer a liability between market participants as of the measurement date. Fair value measurements assume the asset or liability is exchanged in an orderly manner; the exchange is in the principal market for that asset or liability (or in the most advantageous market when no principal market exists); and that the market participants are independent, knowledgeable, able and willing to transact an exchange. The new provisions also clarify that the reporting entity's nonperformance risk (credit risk) should be considered in valuing liabilities.

FASB ASC 820 establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in the financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value.

Carnegie has a number of financial instruments, including cash, none of the financial instruments are held for trading purposes.

Concentration of Credit Risk:
The credit risk for commisions receivable is concentrated because 100% of the balances due are from three related parties (see note 4 and 10). However, commissions receivable are collected within a short period of time, accordingly, commissions receivable are reported at the amount of the receivable outstanding.

NOTE 12 - SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 18, 2013, which is the date the financial statements were available to be issued, there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

NOTE 13 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2012, Carnegie had net capital of $4,510,180 which was $4,260,180 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2012

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 6,931,847
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	342
Commissions Receivable	278,823
Prepaid Income Taxes	2,244
Corporate Tax Refund Receivable	190,118
Prepaid Expenses	295,687
Furniture, Equipment and Leasehold Improvements	214,455
Other Assets	1,439,998
Total Deductions and/or Charges	2,421,667
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	4,510,180
Haircuts on Investment Securities	-
Net Capital	$ 4,510,180
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 801,766
Rent Abatement	12,450
Total Aggregate Indebtedness	$ 814,216
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of net capital computation	$ 250,000
Capital Requirement of Broker, Dealer Electing Alternative Method	250,000
Total Net Capital Requirement	$ 250,000
Excess Net Capital	$ 4,260,180
Net Capital in excess of the greater of: 5 percent of aggregate debit items or 120% of minimum net capital requirement	$ 4,210,180

See accountants' audit report.

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 4,510,180
Net Capital per above	$ 4,510,180

See accountants' audit report.

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

See accountants' audit report.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.)	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

See accountants' audit report.

SCHEDULE IV

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2012

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

See accountants' audit report.

INDEPENDENT ACCOUNTANTS' REPORT

ON INTERNAL CONTROL

AS OF DECEMBER 31, 2012

RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie Inc. (the Company a wholly owned subsidiary of Carnegie Investment Bank AB) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 18, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION AS OF DECEMBER 31, 2012

RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Carnegie Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carnegie Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carnegie Inc.'s management is responsible for Carnegie Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cash disbursements journal and posting to general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

February 18, 2013

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
SEC FILE NUMBER 8-45389
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2012 TO DECEMBER 31, 2012

SIPC-7T - General Assessment:	$ 18,978
Amount paid to SIPC:	
July 24, 2012	10,368
February 8, 2013	8,610
Total Payments:	$ 18,978

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CARNEGIE INC

20 W 55TH STREET, FL 10
NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Wendy Marshall 212-262-5800

2. A.	General Assessment (item 2e from page 2)		$18,978
B.	Less payment made with SIPC-6 filed (exclude interest) 07/24/12 Date Paid		(10,368)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$8,610
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$8,610	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WENDY MARSHALL
(Name of Corporation, Partnership or other organization)

W Marshall
(Authorized Signature)

C.F.O.
(Title)

Dated the 8 day of FEBRUARY, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 20 12 and ending DECEMBER 31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 7,591,277

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 0

2d. SIPC Net Operating Revenues — $ 7,591,277

2e. General Assessment @ .0025 — $ 18,978

(to page 1, line 2.A.)